SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
--------------------------------------------------------------------------------


                     FLEXIBLE SOLUTIONS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

        Nevada                          2800                        1922863
------------------------     ----------------------------     ------------------
(State of Incorporation)     (Primary Standard Industrial     (IRS Employer I.D.
                             Classification Number)            Number)



                              2614 Queenswood Drive
                          Victoria, BC, V8N 1X5, Canada
                                 (250) 477-9969
          -------------------------------------------------------------
          (Address and telephone number of principal executive offices)

--------------------------------------------------------------------------------
                              2614 Queenswood Drive
                          Victoria, BC, V8N 1X5, Canada
                    ----------------------------------------
                    (Address of principal place of business)

                          Daniel B. O'Brien, President
                     Flexible Solutions International, Inc.
                              2614 Queenswood Drive
                          Victoria, BC, V8N 1X5, Canada
                                 (250) 477-9969
                ------------------------------------------------
            (Name, address and telephone number of agent for service)

                                   Copies to:

                           Joel Bernstein, Esq., P.A.
                            11900 Biscayne Blvd. #604
                                 Miami, FL 33181
                                 (305) 892-1122
                               Fax:(305) 892-0822


          Approximate date of proposed commencement of sale to the public: From time to time after the Registration Statement becomes effective.

                         CALCULATION OF REGISTRATION FEE

============================================================================================
Title of each                           Proposed            Proposed            Amount of
class of securities  Amount             maximum offering    maximum aggregate   Registration
to be registered     to be registered   price per unit(1)   offering price      Fee
----------------     ----------------   -----------------   -----------------   ------------

common stock         1,828,600 shares   $3.08               $5,632,088          $518.15


(1) Estimated solely for purposes of calculating the registration fee based upon the average of the bid and asked price in the over the counter market on September 13, 2002

Registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Acts of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS


                     FLEXIBLE SOLUTIONS INTERNATIONAL, INC.


                        1,828,600 Shares of Common Stock


These shares of common stock are being offered by the selling shareholders named in this prospectus.

The selling shareholders may sell the shares covered by this prospectus on the over the counter market in ordinary brokerage transactions, in negotiated transactions or otherwise, at prevailing market prices at the time of sale or at negotiated prices, and may engage a broker or a dealer to sell the shares. For additional information, you should refer to the Plan of Distribution section of this prospectus. The selling shareholders may be deemed to be underwriters within the meaning of the Securities Act in connection with their sale of our shares. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares.

Our common stock is traded on the over-the-counter market and is quoted on the OTC Electronic Bulletin Board under the symbol FXSO.

Investing in the common stock involves a high degree of risk. You should consider carefully the risk factors beginning on Page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES or determined if this prospectus is truthful or complete. any representation to the contrary is a criminal offense.

                The date of this prospectus is ___________, 2002

























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
PROSPECTUS SUMMARY

Our company

Flexible Technologies International, Inc. develops, manufactures and markets specialty chemicals which slow down the evaporation of water. Our initial product, Heat$avr, is marketed for use in swimming pools and spas where its use, by slowing the evaporation of water, allows the water to retain a higher temperature for a longer period of time and thereby reduces the energy required to maintain the desired temperature of the water in the pool. Our newest product, Water$avr, is marketed for water conservation where its use slows down water loss due to evaporation. This product is designed for use in agriculture, golf course and turf, reservoirs, and irrigation. We also make and sell dispensers which automate the deployment of our chemical products.

We are a Nevada corporation which was incorporated in May 1998. Our wholly-owned subsidiary, Flexible Solutions, Ltd., which we acquired in 1998, began operations in 1991. Our executive office is located at 2614 Queenswood Drive, Victoria, British Columbia V8N 1X5. Our telephone number is (250) 477-9969 and our facsimile number is (250) 477-9912.

RISK FACTORS

Except for historical information, the information in this prospectus and in our SEC reports contains forward-looking statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus. The risks described below deserve your special consideration.

DEPENDENCE UPON THE SERVICES DAN O'BRIEN, OUR CHIEF EXECUTIVE OFFICER.

We are dependent upon the services of Dan O'Brien, who serves as our president and chief executive officer. Our business would be adversely affected if the executive services of Mr. O'Brien ceased to be available us because none of our other employees could take over the management activities of Mr. O'Brien.
Therefore we would have to recruit one or more new executives but there can be no assurance that we would be able to engage a replacement executive with the required skills on satisfactory terms. Mr. O'Brien does not have an employment contract with Flexible. We have a key man life insurance policy in the amount of CDN $400,000 (currently approximately USD$250,000) on Mr. O'Brien.

WE HAVE ONE CUSTOMER THAT ACCOUNTS FOR A SUBSTANTIAL AMOUNT OF OUR SALES.

Our exclusive U.S. and Canadian distributor of our HEAT$AVR product packaged in our Tropical Fish dispenser accounts for 97.2% of our sales revenues for the six months ended June 30, 2002. Although we have an agreement with such firm which is described below, the agreement does not require the distributor to purchase any minimum amount of our products, nor does it prevent it from handling competing products. If our distributor reduced its purchase or ceased to purchase our products we would suffer substantial reduction in our sales and would have to make alternative arrangements to distribute our

Tropical Fish product in the U.S. and Canada. There can be no assurance that we would be able to find replace the services of this distributor on satisfactory terms.

THERE CAN BE NO ASSURANCE OF COMMERCIAL SUCCESS OF OUR WATER$AVR PRODUCT.

We introduced our WATER$AVR product in June 2002. We have delivered quantities for testing by potential customers but only one customer has ordered the product for commercial use. This product can achieve success only if it is ordered in substantial quantities by commercial customers who have determined that the benefits of the product exceed the costs of purchase and deployment of the product. We cannot assure that we will receive sufficient orders of this product to achieve profits.

USE OF PROCEEDS

The shares being sold with this prospectus are being sold by selling security holders. Flexible will not receive the proceeds of any sales.

MARKET FOR SECURITIES

Our common stock is traded on the over-the-counter market and is quoted on the NASD Electronic Bulletin Board under the symbol FXSO.

The following is the range of high and low closing bid prices for Flexible common stock for the periods indicated:

                                                 CLOSING BID
                        2000                  High          Low
                        ----                  -----------------

            January 3 - March 31               .255          .05
            April 3 - June 30                  .20           .10
            July 3 - September 29              .80           .15
            October 2 - December 29            .71875        .50

                        2001

            January 2 - March 30               2.75          .6875
            April 2 - June 29                  2.30         1.50
            July 2 - September 28              1.75          .67
            October 1 - December 31            1.45          .73

                        2002

            January 2 - March 28               3.57         1.30
            April 1 - June 28                  4.10         2.50

The above represents inter-dealer quotations which do not include retail mark-ups, markdowns, or commissions, and do not necessarily represent actual transactions. We had 75 record holders of our common stock on August 28, 2002. Such shares are owned by approximately 350 beneficial owners.

Our common stock also trades on the Frankfurt Germany stock market under the symbol FXT.

THE PENNY STOCK RULES

The Securities and Exchange Commission has adopted regulations which generally define a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Our shares currently fall within the definition of a penny stock and therefore are subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The penny stock rules may restrict the ability of broker-dealers to sell our shares and may affect the ability of our shareholders to sell our shares in the secondary market.

DIVIDEND POLICY

Flexible has not paid any dividends on its common stock, and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors intends to follow a policy of retaining earnings, if any, to finance the growth of the company. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the company's earnings, financial condition, capital requirements and other factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Our operating activities are related primarily to manufacturing and marketing our swimming pool chemical product called "HEAT$AVER", including the consumer version packed in our "Tropical Fish" dispenser. In June 2002 we introduced a fresh water evaporation control chemical product called "WATER$AVER".

Results of Operations

Six months ended June 30, 2002 and 2001

Sales in the six months ended June 30th 2002 were $1,041,865 compared to $1,159,472 for the six months ended June 30th 2000. This decrease in sales was a result of decreased sales to our residential pool product distributor and likely attributable to poor weather in primary markets. Such sales were solely of our HEAT$AVR product.

Operating expenses were $387,566 for the six months ended June 30th 2002 up from $188,689 for the six months ended June 30th 2001. As well as the costs of expensing options, the increase in operating expenses are a result of increased salaries, wages, rent, stock promotion, transfer agent fees, research and development and expansion of sales and marketing for commercial pool products and water conservation products. In addition there were one time expenses associated with listing our shares on the Frankfurt stock exchange in Germany.

The net income for the six months ended June 30th 2002 was $43,281 compared to a net income of $246,889 for the six months ended June 30th 2001. The decrease in income was due to the decrease in total sales for the six month period ended June 30th 2001 and increase in expenses related to new product research, development and marketing. Expensing of stock options significantly reduced earnings.

Our earnings per share (fully diluted) was $0.00 for the six month period ended June 30th 2002 compared to $0.03 for the six month period ended June 30th 2001.

Year Ended December 31, 2001 and 2000

Fiscal 2001 revenue rose 30% to $1,334,273 because of more effective marketing with the preponderance of sales continuing to be in Canada to our Montreal-based distributor. The distributor reports that 75% of his sales are in the USA. Gross profit margins were stable at 50.3%. Product mix shifted little during the year with a continued emphasis on "Tropical Fish".

Operating expenses for the fiscal year ended December 31, 2001 totaled $905,421 and we experienced a net loss of $233,955 against revenues of $1,334,273. The major expenses during this period were wages of $313,918, administrative salaries of $46,639, professional fees of $23,338, office expenses of $48,398, subcontracting fees of $16,630, stock promotion and transfer agent fees of $241,573, shipping of $13,563, travel of $23,125, and rent, telephone and depreciation of $53,505.

Operating expenses for the fiscal year ended December 31, 2000 totaled $380,741 and we experienced a net profit of $138,971 against revenues of $1,029,649. The major expenses during this period were $126,590 in wages, commissions and professional fees; administration salaries of $37,234 and $12,641 in office expenses and telephone; $10,454 in travel expenses; and, $13,489 in depreciation.

Cash operating expenses for fiscal 2001 totaled $406,934 versus $289,860 for last year; the primary factor in the increase was increased corporate activity. However, fiscal 2001 financial statements also include "non-cash compensation" of $397,576 resulting from the required adoption of a new accounting standard (FASB 123) regarding stock options granted to consultants resulting in $82,326 in expenses; stock options granted at below fair market value to employees resulting in $173,750 in expenses; and common stock issued to an employee and a consultant which were categorized as "non-cash services" resulting in $140,000 in expenses.


Net  income   (Loss)  for  fiscal   2001/2000  was   ($233,955)   and  $138,971,
respectively. Earnings per share for fiscal 2001/2000 was ($0.03) and $0.02, respectively.

Liquidity and Capital Resources

We sold 1,828,600 shares of common stock to investors in 2002 for net proceeds of $5,750,000. We believe we have sufficient capital to support our business and operations for at least the next 12 months. We anticipate utilizing approximately $2 million in the next twelve months to attempt to increase the sales of our products by adding sales and marketing professionals, increase advertising and promotion expenses, improve our products, develop additional uses for our core technology and make additional patent applications. There can be no assurance that such expenditures will result in significant increase in sales of our products.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus discuss future expectations, contain projections of future operations or state other "forward-looking" information. These statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

o the success or failure of management's efforts to implement our business strategy;
o        the uncertainty of demand for our products;
o        introduction of competitive products which may be superior to ours; and
o        our ability to attract and retain quality employees.

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

OUR BUSINESS

Flexible develops, manufactures and markets specialty chemicals which slow down the evaporation of water. Our initial product, Heat$avr, is marketed for use in swimming pools and spas where its use, by slowing the evaporation of water, allows the water to retain a higher temperature for a longer period of time and thereby reduces the energy required to maintain the desired temperature of the water in the pool. Our newest product, Water$avr, is marketed for water conservation in irrigation canals, aquaculture, and reservoirs where its use slows down water loss due to evaporation. We also make and sell dispensers which automate the deployment of our chemical products.

Our HEAT$AVR product

The primary product of Flexible is HEAT$AVR which represents substantially all of our sales. HEAT$AVR is a chemical product for use in swimming pools and spas that forms a thin, invisible layer on the surface of water which reduces the amount of water evaporation and heat loss from the pool. The product is marketed as a cost effective and convenient way to save on the cost of energy required to heat pools and spas. Approximately 70% of the energy lost from a swimming pool occurs through evaporation.

HEAT$AVR is a mixture of chemicals which are lighter than water. The solution floats to the surface when introduced into a pool or spa to form a very thin layer on the surface of the water which slows down evaporation of water from the surface of the pool. The product is not visible on the pool surface and it cannot be seen, felt or tasted by swimmers. After a swimmer stops disturbing the pool water, the product reforms to a complete layer on the pool surface.

We market HEAT$AVR to the residential market primarily in the form of our "Tropical Fish" dispenser. Each Tropical Fish dispenser is made of molded plastic in the form of a ten inch long colorful Tropical Fish that is filled with enough HEAT$AVR solution to cover the surface of a 400 square foot swimming pool for about one month. The Tropical Fish is deployed by snipping the fin and tossing the fish into the pool where it submerges to the bottom of the pool. Water pressure causes the HEAT$AVR liquid inside to escape into the water where it rises to the surface and forms an invisible layer on the surface of the water. The empty dispenser can remain on the bottom of the pool for decoration and use as a pool toy or be removed. The Tropical Fish product has a suggested retail price of $9.95 in the United States.


Benefits of HEAT$AVR use in outdoor pools

In outdoor swimming pools HEAT$AVR provides savings on pool heating costs and provides convenience of use when compared to pool blankets.

Pool personnel often find it inconvenient to use conventional pool blankets correctly and consistently. Pool blankets are plastic covers which are cut to the size and shape of the surface of the pool or spa. They float on the surface and perform the same purpose as HEAT$AVR of reducing energy cost by inhibiting evaporation. Of course the blanket must be removed and stored prior to swimmers entering the pool and provide no energy savings when not in the pool. HEAT$AVR eliminates the necessity of installing, removing and storing the blanket and works 24 hours a day. We believe that the ease of use provided by HEAT$AVR results in more consistent usage.

Benefits of HEAT$AVR use in indoor pools

Use of HEAT$AVR in indoor pools results in even greater energy savings. Indoor pool locations use energy not only to heat the pool water but to air condition the pool environment. By slowing the transfer of heat and water vapor from the pool to the atmosphere of the pool enclosure atmosphere less energy is required to maintain a pool at the desired temperature, there is a reduced load on the air-conditioning system because less is heat transferred from the pool water to the surrounding air and less water vapor will have to be removed from the air to maintain the required comfort level. Air-conditioned indoor pools are very high users of energy because swimmers and loungers have differing temperature expectations which require both water heat, generally by gas, and electric air cooling to keep both groups happy in the same room.

Market for HEAT$AVR

We market our HEAT$AVR product to both the residential market made up of individual homeowners with pools and spas and the commercial market consisting of operators of commercial swimming pools such as those located in hotels, motels, schools, and municipal and private recreational facilities.

The residential market

We estimate that there are approximately 8 million residential in ground swimming pools in the United States and Canada, with approximately 250,000 new pools added annually.

The commercial market

We estimate that there are approximately 106,000 municipal swimming pools and 280,000 hotel swimming pools in our target markets of Australia, Canada, Europe, and the United States. We have received reports from some of our commercial customers documenting energy savings of $2,400 to $6,000 per year. We also make and sell programmable dispenser for automatically displacing HEAT$AVR into a pool. The dispenser has a reservoir holding a one week supply of HEAT$AVR. The unit is programmed to inject the appropriate amount of the product into the pool at the rate of 1 oz. per 400 square feet of pool surface per day.

Marketing and Sales

The HEAT$AVR and Tropical Fish products are sold in Canada and the United States by Flexible's exclusive distributor, Sun Solar Energy Technologies, and in Australia by Hydro-Flexible Solutions PTY. Flexible also sells HEAT$AVR directly into the United States to both wholesale and retail accounts. We have about 155 active customers. However, in the six months ended June 30, 2002 Sun Solar Energy Technologies represented 97.2% of our total sales.

We have a written agreement with Sun Solar Energy Technologies, our exclusive distributor for our Tropical Fish product in the U.S. and Canada. This customer represented 97.2% of our total sales for the six months ended June 30, 2002. In February 1998 we entered into an exclusive distributorship with Sun Solar Technologies for our Tropical Fish product. The agreement gives Sun Solar exclusive right to


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
distribute our Tropical Fish product in the United States and Canada. In order to maintain the exclusivity of such distribution, Sun Solar must order and pay for at least 720,000 units in the year ending February 28, 2003. Such exclusive agreement terminates on February 29, 2004. We have agreed to give Sun Solar a right of first refusal in the event we propose to sell our Flexible Solutions Ltd. subsidiary. If such subsidiary is sold we must require the purchaser to fulfill the exclusive distribution contract with Sun Solar and Sun Solar can veto the proposed sale to an entity which it reasonably believes may have an intent to discontinue manufacture of our Tropical Fish product. The agreement also provides that Sun Solar will sell its veto for a reasonable premium arrived at by mutually agreed upon by a mediator. The agreement also provides that Flexible has a right of first refusal if Sun Solar proposes to sell its exclusive distributorship. If such distributorship is sold Sun Solar's sales performance minimums are required to be binding on the new owner. The agreement also provides that if such exclusive distribution rights are sold by Sun Solar, the buyer must advance to Flexible $1.00 US for each Tropical Fish which must be bought in the year of sale to maintain the distribution agreement exclusivity, which payment will be credited to future orders of Tropical Fish at the rate of $1.00 US per fish as the orders are made. We have also agreed to offer distribution rights on new swimming pool products to Sun Solar in the US and Canada if it is up-to-date on its sales performance requirements. Flexible is satisfied with the performance of Sun Solar as exclusive distributor of Tropical Fish and believes our relationship with Sun Solar is satisfactory. There can be no assurance that our exclusive distributorship with Sun Solar will be renewed past its current expiration on February 29, 2004.

We also have nonexclusive distributors in Canada and the United States and exclusive distributors in Australia, Korea and Great Britain. We support our distributors and seek additional market opportunities by attending the major pool industry trade shows in the United States yearly. We advertise in trade magazines and directly to buyer associations. We maintain an Internet presence with a website containing information about our products. We also write and publish a newsletter to 5,000 customers and potential customers twice a year.

Our WATER$AVR product

We introduced our WATER$AVR product in June 2002. This product utilizes our core technology to reduce water evaporation. It is marketed as a water conservation product for use where water is standing or gently flowing and the need for water conservation can justify the cost of purchase and deployment of the product. We believe that our WATER$AVR product may find a market for use in :

     Reservoirs   Potable  water  storage  Aqueducts  and  canals   Agricultural
     irrigation Flood water crops Lawn and turf care Potted and bedding plants Stock watering ponds Mining

WATER$AVR is sold in granulated form. It can be provided in shaker containers holding 3/4 pound or in 44 pound weatherproof bags. We also offer a dispenser for WATER$AVR to automate deployment of the product. The product can be applied in various ways from hand dispersal to fully automated scheduled metering.

Current status of our WATER$AVR product

We anticipate our initial for WATER$AVR will be in India and China. We have provided quantities of the product for testing in these countries and if successful anticipate that substantial orders may be received. The product will also be marketed in both developed and lesser developed countries to address water conservation concerns. We are seeking to establish strategic relationships with companies in the water processing industry who have marketing and manufacturing operations in countries with water conservation concerns. We have a full time employee dedicated to establishing sales channels throughout the world for WATER$AVR.

In September, 2002 we granted Ondeo Nalco Company, a subsidiary of Suez, of Naperville, Illinois sole distribution rights in the global mining marketplace and some parts of the municipal marketplace by achieving sales of at least $5,000,000 annually for the next 5 years. We have also granted Ondeo Nalco an option to purchase 10% of our common stock at above-market exercise price and they will receive additional option rights by meeting certain sales targets. The distributor is not required to purchase any quantity of WATER$AVR and there can be no assurance that we will achieve substantial sales of WATER$AVR to this distributor.

Competition

We are not aware of any chemical evaporation reduction products on the market or under development which compete with our HEAT$AVR product. HEAT$AVR does compete against plastic pool blanket products on the basis of convenience and cost. Pool owners and operators may also decide that no evaporation control product is needed for their pools. We are aware of one chemical product which competes with our WATER$AVR product. We believe WATER$AVR is both cheaper and easier to apply.

Specialty chemicals are a highly competitive industry with many huge multi-national firms with large research and development operations. There are a number of firms which develop and market chemical products for the pool and spa industry. Therefore, we can expect competition to arise at any time.

Water conservation is an important priority throughout the world and numerous researchers in industry and academia are seeking to develop solutions which may compete with or be superior to our products. Climate changes which relieve water shortage conditions or a technological breakthrough in water desalination could reduce the need for water conservation products.

Manufacturing

Our HEAT$AVR and WATER$AVR products and dispensers are made from chemicals, plastic and other materials and parts which are readily available from multiple suppliers. We have never experienced any shortage in the availability of raw materials and parts for our products and we do not have any long term supply contracts for any such items. We manufacture our products in an 11,000 square foot plant in Calgary, Alberta, Canada.

Governmental Regulations

Chemical products for use in swimming pools are covered by a variety of governmental regulations in the countries where we sell our products. Such regulations cover such matters as packaging, labeling and product safety. We believe our products are in compliance with such regulations. Our WATER$AVR product will be subject to additional regulation in some countries particularly for agricultural and drinking water uses. We will address these issues on a country-by-country basis. We do not anticipate that governmental regulations will be an impediment to marketing WATER$AVR because the major ingredient has been used in agriculture for many years. We will require approval to sell WATER$AVR in the United States for agricultural or drinking water users. We have not yet applied for any such approvals in the U.S.

Proprietary Rights

Our success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of patent, copyright and trade secret laws and nondisclosure agreements to protect our proprietary technology. We currently hold two U.S. patent and are seeking to extend these patents to certain other countries. We also have seven patent applications pending. There can be no assurance that our pending patent applications will be granted on that any issued patent will be upheld as valid or prevent the development of competitive products which may be equivalent or superior to our products. We have not received any claims alleging infringement of the intellectual property rights of others, but there can be no assurance that we may not be subject to such claims in the future.

Employees

As of August 1, 2002, we employed 10 persons including one officer, five sales and customer support and four in manufacturing. None of our employees is represented by a labor union and we have experienced no work stoppages to date.

Facilities

Our president provides use of space in his residence to conduct his administrative duties and we do not reimburse him for such use. We rent 1400 sq. ft. of sales and research space in Victoria BC for $1050 a month and 500 sq. ft. of office space in Chicago IL for $500 a month. We lease an 11,000 sq. foot building in Calgary, Alberta, Canada for $3,150 per month until September 2003 for manufacture of our products. We also maintain a warehouse facility in St. Laurent, Quebec, Canada which is provided by our distributor at no cost.

MANAGEMENT

Our directors and executive officers are:

Name                           Age     Office
----                           ---     ------

Daniel B. O'Brien              46         President, Director

John H. Bientjes               49         Director
Dr. Robert O'Brien             81         Director

Daniel B. O'Brien has been president and a director of Flexible since August 1998. He has been involved in the swimming pool industry since 1990 when he founded our subsidiary, Flexible Solutions Ltd. which was purchased by Flexible Solutions International, Inc. in August 1998. From 1990 to 1998 Mr. O'Brien was also a teacher at Brentwood College where he was in charge of outdoor education.

John H. Bientjes has been a member of our Board of Directors since February 2000. Mr. Bientjes has been the manager of the Commercial Aquatic Supplies Division of D.B. Perks & Associates, Ltd., located in Vancouver, British Columbia, a company that markets supplies and equipment to commercial swimming pools which are primarily owned by municipalities. Mr. Bientjes was graduated in 1976 from Simon Fraser University in Vancouver, British Columbia with a Bachelor of Arts Degree in Economics and Commerce.

Dr. Robert N. O'Brien has been a member of the Company's Board of Directors since May 1998. Dr. O'Brien was a Professor of Chemistry at the University of Victoria from 1968 until 1986 at which time he was given the designation of Professor Emeritus. He held various academic positions since 1957 at the University of Alberta, the University of California at Berkley, and the University of Victoria. While teaching, Dr. O'Brien acted as a consultant and served on the British Columbia Research Council from 1968 to 1990. In 1987, Dr. O'Brien founded the Vancouver Island Advanced Technology and Research Association. Dr. O'Brien received his Bachelor of Applied Science in Chemical Engineering from the University of British Columbia in 1951; his Masters of Applied Science in Metallurgical Engineering from the University of British Columbia in 1952; his Ph.D. in Metallurgy from the University of Manchester in 1955; and, was a Post Doctoral Fellow in Pure Chemistry at the University of Ottawa from 1955 through 1957.

Daniel B. O'Brien and Dr. Robert N. O'Brien are father and son.




EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the total compensation paid to our chief executive officer for the last three completed fiscal years. No other officer earned $100,000 or more per year in such period.

------------------- ------ ------------ --------------------- ----------------
Name and Position    Year  Total Income   Other Annual Bonus    Other Annual
                                                                Compensation

------------------- ------ ------------ --------------------- ----------------
Daniel B. O'Brien    2001     $19,332           -0-                 -0-
President
------------------- ------ ------------ --------------------- ----------------
                     2000     $19,250           -0-                 -0-
------------------- ------ ------------ --------------------- ----------------
                     1999     $20,250           -0-                 -0-
------------------- ------ ------------ --------------------- ----------------

We do not maintain any long term compensation plans, pension plans or similar plans.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

The following information sets forth the individual grants of stock options and freestanding SARs to the officer named in the Summary Compensation Table in the fiscal year ended December 31, 2001.

------------------- ------------------------ ----------------------- -------------- -----------------
Name                Number of Securities     % of Total Options/SARs Exercise Price Expiration Date
                    Underlying Options/ SARs Granted Employees in
                    Granted                  Fiscal Year.
------------------- ------------------------ ----------------------- -------------- -----------------
Daniel B. O'Brien   100,000                  8.3%                    $1.40          December 21, 2006
------------------- ------------------------ ----------------------- -------------- -----------------

YEAR-END OPTIONS/SAR VALUES

The following table sets forth the value of the stock options held by the officer named in the Summary Compensation Table as of December 31, 2001. No options were exercised in 2001.

------------------- ------------------------------------ ----------------------------------------------
Name                Number of Unexercised Securities     Value of Unexercised In-The-Money Options/SARs
                    Underlying Options/SARs at Year-End  At Year-End
------------------- ------------------------------------ ----------------------------------------------
Daniel B. O'Brien   200,000                              $115,000
------------------- ------------------------------------ ----------------------------------------------

DIRECTOR COMPENSATION

We have agreed to issue Mr. Bientjes and Dr. Robert O'Brien options to purchase 5,000 shares of our common stock annually for serving as a director. We also pay Dr. Robert O'Brien additional options for assisting in research and development and patent prosecution.

INDEMNIFICATION

Our articles of incorporation provide that we will indemnify our directors to the fullest extent permitted by the Nevada General Corporation Law. Nevada law provides that the directors of a corporation may not be indemnified (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct, fraud or a knowing violation of law; or (iii) for unlawful distributions to shareholders. Flexible's by-laws provide that we shall indemnify our directors and officers for any actions taken as officers or directors other than arising out of negligence or willful misconduct.

Indemnification Against Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or person controlling the company, Flexible has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 28, 2002, the beneficial ownership of our common stock by (i) the only persons who own of record or are known to own, beneficially, more than 5% of our common stock; (ii) each of our directors and executive officer; and (iii) all directors and officers as a group.

Name and Address of                Number of                   Percent of Class
Shareholder                        Shares(1)                   ----------------
-----------                        ---------

Daniel B. O'Brien(2)               4,656,000                          40.3%
John H. Bientjes(2)                   70,000                             *
Dr. Robert N. O'Brien(2)           1,750,000                          16.2%
Sprott Asset Management, Inc.(3)   1,672,800                          14.9%

All directors and officers as a    6,591,000                          57.1%
group (3 persons)

(1) Includes shares which may be acquired upon exercise of stock options as follows: Daniel B. O'Brien - 100,000 shares, John H. Bientjes - 5,000 shares and Dr. Robert N. O'Brien - 50,000 shares.

(2) Addresses for these shareholders is 2614 Queenswood Drive, Victoria, BC, V8N 1X5, Canada.

(3) Address for this shareholder is Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario, M5J 2J2, Canada.

*           Less than 2%

DESCRIPTION OF SECURITIES

Common stock

Flexible is authorized to issue 50,000,000 shares of common stock with $.001 par value. The holders of the common stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of common stockholders is taken. Voting rights are non-cumulative. The holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the company, the holders of the common stock are entitled to receive the net assets held by the company after distributions to the creditors and payment of any preferences due to the holders of any preferred stock which may be issued and outstanding. The holders of common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The shares of common stock offered hereby will not be subject to further call or redemption and are fully paid and non-assessable.

Preferred Stock

The Board of Directors has the authority to cause us to issue without any further vote or action by the shareholders, up to 1,000,000 shares of preferred stock, par value $.01 per share, in one or more series, and to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting right, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control. No shares of preferred stock are currently outstanding.

SELLING SHAREHOLDERS

In April 2002 we sold 400,000 shares of our common stock to investors for $2.50 per share and we sold 1,428,780 shares of our common stock to investors for $3.50 per share in July 2002. We are registering these shares for sale in the registration statement of which this prospectus is a part.

The following table sets forth certain information as of August 28, 2002, regarding the ownership of our common stock by the selling shareholders and as adjusted to give effect to the sale of the shares offered in this prospectus.

  Name                              Shares         Shares which     Number of
                                    owned          may be  offered  shares to be
                                    prior to this  under this       owned after
                                    offering       prospectus       the offering
---------------------------------   --------       ----------       ------------

Sprott Asset Management, Inc. (1)   1,672,800      1,400,000        272,800

Pictet Global Sector Fund             428,600        428,600            -0-

----------
(1) Sprott Asset Management, Inc. is an investment manager that has sole or shared dispositive and sole or shared voting power with respect to these shares, which were purchased on behalf of investment accounts for which it is portfolio manager.

The selling shareholders and their officers and directors have not held any positions or office or had any other material relationship with Flexible or any of its affiliates within the past three years except as purchaser of the shares registered for sale.


PLAN OF DISTRIBUTION

The shares of common stock are being offered on behalf of the selling shareholders, and we will not receive any proceeds from the offering. The shares of common stock may be sold or distributed from time to time by the selling shareholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agent or may acquire such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be subject to change. The sale of the shares of common stock may be effected through one or more of the following methods: (i) ordinary brokers' transactions; (ii)
transactions involving cross or block trades or otherwise on the over-the-counter; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus; (iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; and (v) any combination of the foregoing, or by any other legally available means. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of common stock, which shares of common stock may be resold thereafter pursuant to this prospectus. We cannot be certain that all or any of the shares of common stock will be sold by the selling shareholders.

Brokers, dealers, underwriters or agents participating in the sale of the shares of common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). The selling shareholders and any broker-dealers or other persons who act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither Flexible nor the selling shareholders can presently estimate the amount of such compensation. Flexible does not know of any existing arrangements between the selling shareholders and any other shareholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock.

The selling shareholders and any other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling shareholders or any other such persons. The foregoing may affect the marketability of the common stock. We will pay substantially all of the expenses incidental to the registration of the shares which may be offered by the selling shareholders, but the selling shareholders will be responsible for any commissions or discounts of underwriters, broker-dealers or agents.

LEGAL MATTERS

The validity of the securities offered hereby is being passed upon by Joel Bernstein, Esq., P.A., Miami, Florida.

EXPERTS

The financial information statements appearing in this Prospectus and Registration Statement have been audited by Pannell Kerr Forster, Chartered Accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

Flexible is subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934 and files periodic reports including financial statements and other information with the Securities and Exchange Commission. For further information with respect to Flexible and the securities hereby offered, reference is made to the exhibits filed as part of this registration statement, which may be inspected and copied at the public reference facilities of the Commission in Washington D.C., and copies of such material can be obtained from the Public Reference Section of the Commission, 450 5th Street, N.W., Washington, D.C. 20549, at prescribed rates and are available on the World Wide Web at : http://www.sec.gov.





















































--------------------------------------------------------------------------------

         FLEXIBLE SOLUTIONS INTERNATIONAL INC.

         Consolidated Financial Statements
         December 31, 2001
         (U.S. Dollars)







         INDEX                                                        Page
         -----                                                        ----

         Report of Independent Chartered Accountants to
           the Board of Directors and Stockholders                     1

         Financial Statements

         Consolidated Balance Sheets                                   2

         Consolidated Statements of Operations                         3

         Consolidated Statements of Stockholders' Equity               4

         Consolidated Statements of Cash Flows                         5

         Notes to Consolidated Financial Statements                   6-14

                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF FLEXIBLE SOLUTIONS INTERNATIONAL INC.

We have audited the accompanying consolidated balance sheets of Flexible Solutions International Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.





"SMYTHE RATCLIFF PKF"


Chartered Accountants

Vancouver, Canada
March 19, 2002

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Balance Sheets
December 31
(U.S. Dollars)

-----------------------------------------------------------------------------
                                                       2001         2000
-----------------------------------------------------------------------------

Assets

Current

  Cash                                                  $190,457     $192,280
  Accounts receivable                                     46,374      144,383
  Loan receivable (note 4)                                 9,516            0
  Note receivable (note 5)                                 9,225            0
  Inventory                                              181,698       93,513
  Prepaid expenses                                        59,291        6,151
-----------------------------------------------------------------------------

Total Current Assets                                     496,561      436,327
Property and Equipment (note 6)                           72,753       53,064
-----------------------------------------------------------------------------
Total Assets                                            $569,314     $489,391
=============================================================================


Liabilities

Current
  Accounts payable                                       $20,592      $12,422
  Income tax payable                                      18,108       90,598
-----------------------------------------------------------------------------

Total Current Liabilities                                 38,700      103,020
-----------------------------------------------------------------------------

Stockholders' Equity

Capital Stock
Authorized
  50,000,000   Common shares with a par value of $0.001 each
   1,000,000   Preferred shares with a par value of $0.01 each
Issued and Outstanding
    9,272,816   and 9,131,316 Common shares                 9,272       9,131
Capital in Excess of Par Value                            563,713     163,653
Other Comprehensive Loss                                 (23,842)     (1,839)
Accumulated Earnings (Deficiency)                        (18,529)     215,426
-----------------------------------------------------------------------------

Total Stockholders' Equity                                530,614     386,371
-----------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity               $569,314    $489,391
=============================================================================


See notes to consolidated financial statements.


FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statements of Operations
Years Ended December 31
(U.S. Dollars)

---------------------------------------------------------------------------------------
                                                    2001            2000          1999
---------------------------------------------------------------------------------------

Sales                                         $1,334,273      $1,029,649      $759,218
Cost of Sales (Exclusive of Depreciation)        662,807         509,933       413,849
---------------------------------------------------------------------------------------

Gross Profit                                     671,466         519,716       345,369
---------------------------------------------------------------------------------------

Operating Expenses

  Wages (note 10)                                313,918          87,907        63,467
  Stock promotion and transfer agent fee         241,573             568         8,048
  Office                                          48,398           9,028        11,456
  Administrative salaries and benefits            46,639          37,234         4,524
  Rent                                            28,978          11,445         4,442
  Bad debt expense                                26,570          51,282             0
  Professional fees                               23,338          36,701        16,465
  Travel                                          23,125          10,454         6,607
  Subcontracting                                  16,630          33,312        12,801
  Shipping                                        13,563          12,189         7,179
  Telephone                                        5,616           3,613         2,359
  Commission                                       1,130           1,982        20,957
  Currency exchange                              (2,368)        (19,344)         4,144
  Depreciation                                    18,910          13,489        12,764
---------------------------------------------------------------------------------------

                                                 806,020         289,860       175,213
---------------------------------------------------------------------------------------

Income (Loss) Before Other Items and
  Income Tax                                   (134,554)         229,856       170,156
Other Items
  Gain on sale of property and equipment             863               0             0
---------------------------------------------------------------------------------------

Income (Loss) Before Income Tax                (133,691)         229,856       170,156
Income Tax                                       100,264          90,885        67,308
---------------------------------------------------------------------------------------

Net (Loss) Income                             $(233,955)        $138,971      $102,848
=======================================================================================

Net (Loss) Income Per Share                     $ (0.03)          $ 0.02        $ 0.01
=======================================================================================

Weighted Average Number of Shares              9,247,949       9,131,316     9,131,316
=======================================================================================


See notes to consolidated financial statements.


FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    Capital in       Accumulated        Other            Total
                                                                    Excess of         Earnings       Comprehensive   Stockholders'
                                         Shares     Par Value       Par Value       (Deficiency)     Income (Loss)       Equity
------------------------------------- ------------- --------------- ---------------- --------------- --------------- -------------
Balance, December 31, 1998             9,131,316        9,131          163,653          (26,393)           (376)          146,015
Translation Adjustment                         0            0                0                 0           7,053            7,053
Net Income                                     0            0                0           102,848               0          102,848
------------------------------------- ------------- --------------- ---------------- --------------- --------------- -------------

Balance, December 31, 1999             9,131,316        9,131          163,653            76,455           6,677          255,916
Translation Adjustment                         0            0                0                 0         (8,516)          (8,516)
Net Income                                     0            0                0           138,971               0          138,971
------------------------------------- ------------- --------------- ---------------- --------------- --------------- -------------

Balance, December 31, 2000             9,131,316        9,131          163,653           215,426         (1,839)          386,371
Shares Issued for
  Cash (October and December               9,500            9            4,116                 0               0            4,125
  Services (January, July
    and November)                        132,000          132          139,868                 0               0          140,000
  Stock option compensation                    0            0          256,076                 0               0          256,076
  Translation adjustment                       0            0                0                 0        (22,003)         (22,003)
  Net loss                                     0            0                0          (233,955)               0        (233,955)
------------------------------------- ------------- --------------- ---------------- --------------- --------------- -------------

Balance, December 31, 2001             9,272,816       $9,272         $563,713          $(18,529)       $(23,842)         $530,614
===================================== ============= =============== ================ =============== =============== =============



See notes to consolidated financial statements.


FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statements of Cash Flows
Years Ended December 31
(U.S. Dollars)

------------------------------------------------------------------------------------------------------------------
                                                                      2001              2000              1999
------------------------------------------------------------------ -------------------- ---------------- ---------
Operating Activities
  Net (loss) income                                                $(233,955)           $138,971         $102,848
  Adjustments to reconcile net (loss) income
    to net cash, provided by (used in)
    operating activities
      Stock option compensation                                       256,076                  0                0
      Non-cash services                                               141,510                  0                0
      Depreciation                                                     18,910             13,489            2,764
      Gain on sale of property and equipment                            (863)                  0                0
  Changes in Non-Cash Working Capital
    Accounts receivable                                                98,009           (31,544)        (111,308)
    Inventory                                                        (88,185)             43,047        (131,225)
    Prepaid expenses                                                 (53,140)            (5,631)            (520)
    Accounts payable                                                    8,170           (14,589)            5,444
    Accrued liabilities                                                     0            (6,929)            3,559
    Income tax payable                                               (72,490)             21,312           69,286
------------------------------------------------------------------ -------------------- ---------------- ---------

Cash Provided by (Used in) Operating Activities                        74,042            158,126         (49,152)
------------------------------------------------------------------ -------------------- ---------------- ---------

Investing Activities
  Acquisition of property and equipment                              (39,246)           (16,771)         (52,409)
  Note receivable                                                     (9,225)                  0                0
  Loan receivable                                                     (9,516)                  0                0
------------------------------------------------------------------ -------------------- ---------------- ---------

Cash Used in Investing Activities                                    (57,987)           (16,771)         (52,409)
------------------------------------------------------------------ -------------------- ---------------- ---------

Financing Activities
  Repayment to shareholder                                                  0                  0          (3,261)
  Proceeds from issuance of common stock                                4,125                  0                0
------------------------------------------------------------------ -------------------- ---------------- ---------

Cash Provided by (Used in) Financing Activities                         4,125                  0          (3,261)
------------------------------------------------------------------ -------------------- ---------------- ---------

Effect of Exchange Rate Changes on Cash                              (22,003)            (8,516)            7,053
------------------------------------------------------------------ -------------------- ---------------- ---------

Inflow (Outflow) of Cash                                              (1,823)            132,839         (97,769)
Cash, Beginning of Year                                               192,280             59,441          157,210
------------------------------------------------------------------ -------------------- ---------------- ---------

Cash, End of Year                                                    $190,457           $192,280          $59,441
================================================================== ==================== ================ =========

Supplementary Disclosure of Cash
  Flow Information
    Income taxes paid                                                 $85,126            $66,748               $0
------------------------------------------------------------------ -------------------- ---------------- ---------

Supplementary Disclosure of Non-Cash
  Investing Activities
    Sale of trailer - exchange for rent                                $1,510                 $0               $0
------------------------------------------------------------------ -------------------- ---------------- ---------

See notes to consolidated financial statements.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)
--------------------------------------------------------------------------------


1.       OPERATIONS AND BASIS OF PRESENTATION

         These consolidated financial statements include the accounts of Flexible Solutions International Inc. and its wholly owned subsidiary Flexible Solutions Ltd. ("the Company"). All intercompany balances and transactions are eliminated. The parent company was incorporated May 12, 1998 in the State of Nevada and had no operations until June 30, 1998 as described below.

         On June 30, 1998 the Company completed the acquisition of 100% of the shares of Flexible Solutions Ltd. The acquisition was effected through the issuance of 7,000,000 shares of common stock by the Company with the former shareholders of the subsidiary receiving 100% of the total shares then issued and outstanding. The transaction has been accounted for as a reverse take-over.

         Flexible Solutions Ltd. is accounted for as the acquiring party and the surviving entity. Because Flexible Solutions Ltd. is the accounting survivor, the consolidated financial statements presented for all periods are those of Flexible Solutions Ltd. The shares issued by Flexible Solutions International Inc. pursuant to the 1998 acquisition have been accounted for as if those shares had been issued upon the organization of Flexible Solutions Ltd.

2.       COMPARATIVE FIGURES

         Certain of the comparative figures are reclassified to conform with the current years' presentation.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Foreign currency

                  The functional currency of the Company is the Canadian dollar. The translation of the Canadian dollar to the reporting currency of the U.S. dollar is performed for assets and liabilities using exchange rates in effect at the balance sheet date. Revenue and expense transactions are translated using average exchange rates prevailing during the year. Translation adjustments arising on conversion of the financial statements from the Company's functional currency, Canadian dollars, into the reporting currency, U.S. dollars, are excluded from the determination of income and disclosed as other comprehensive income (loss) in stockholders' equity.

                  Foreign exchange gains and losses relating to transactions not denominated in the applicable local currency are included in the determination of income.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)
--------------------------------------------------------------------------------


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (b)      Use of estimates

                  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

         (c)      Inventory

                  Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

         (d)      Property and equipment

                  Property and equipment are recorded at cost and depreciated using the declining balance method using the following annual rates:

                            Manufacturing equipment            - 20%
                            Trailer                            - 30%
                            Computer hardware                  - 30%
                            Furniture and fixtures             - 20%
                            Office equipment                   - 20%

         (e)      Revenue recognition

                  Revenue from product sales is recognized at the time the product is shipped. Provisions are made at the time the related revenue is recognized for estimated product returns. Since the Company's inception, product returns have been insignificant; therefore no provision has been established for estimated product returns.

         (f)      Financial instruments

                  The Company's financial instruments consist of cash, accounts receivable, note receivable, loan receivable and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values due to their short maturities.

         (g)      Income (loss) per share calculation

                  Income  (loss) per share is  calculated by dividing net income
                  (loss) by the weighted average number of shares outstanding. Common share equivalents consisting of stock options are not considered in the computation because their effect would be anti-dilutive.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)
--------------------------------------------------------------------------------


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (h)      Stock issued in exchange for services

                  The valuation of the common stock issued in exchange for services is valued at an estimated fair market value as determined by officers and directors of the Company based upon trading prices of the Company's common stock within the same general time period.

         (i)      Stock based compensation

                  The   Company   applies   APB   Opinion  No.  25  and  related
                  interpretations in accounting for its employee stock option plans. Compensation expense is recorded when options are granted to management at discounts to market.

         (j)      Recent accounting pronouncements

                  (i) In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition", which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The Company believes the adoption of SAB 101 does not have a material impact on the Company's financial position and results of operations.

                  (ii) In March 2000 the Financial Accounting Standards Board ("FASB") issued "Interpretation #44, Accounting for Certain Transactions Involving Stock Compensation". Among other issues, this interpretation clarifies:

                           (a) The definition of employee for purposes of applying APB Opinion No. 25.

                           (b) The criteria for determining whether a plan qualifies as a noncompensatory plan.

                           (c)      The   accounting   consequence   of  various
                                    modifications of the terms of a previously fixed stock option award, and

                           (d)      The  accounting  for an  exchange  of  stock
                                    compensation    awards    in   a    business
                                    combination.

                           In relation to (c) the interpretation states, "if the exercise price of a fixed stock option award is reduced,  the  award  shall  be  accounted  for  as a
                           variable from the date of the modification to the date the award is exercised, is forfeited, or expired unexercised, the exercise price of an option award has been reduced if the fair value of the consideration required to be remitted pursuant to the award's original terms". There is no impact on the Company for fiscal 2001.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)
--------------------------------------------------------------------------------


3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                  (iii) On September 2000, the EITF reached a final consensus on EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." This consensus requires that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenue and should be classified as revenue. Adoption of this consensus did not change the Company's existing accounting policies or disclosures.

4.       LOAN RECEIVABLE

         -----------------------------------------------------------
                                                             2001
         -----------------------------------------------------------

         5% loan receivable due October 17, 2002             $9,516
         -----------------------------------------------------------

5.       NOTE RECEIVABLE

         The note receivable is without stated terms of repayment or interest and was received in full subsequent to year end.

6.       PROPERTY AND EQUIPMENT

         -----------------------------------------------------------------------
                                                        2001
                                                     Accumulated
                                       Cost          Depreciation        Net
         -----------------------------------------------------------------------

         Manufacturing equipment     $110,105           $43,303        $66,802
         Computer hardware              5,190             1,927          3,263
         Furniture and fixtures         3,786             1,372          2,414
         Office equipment                 534               260            274
         ----------------------------------------------------------------------

                                     $119,615           $46,862        $72,753
         -----------------------------------------------------------------------

         The trailer was sold on September 1, 2001 in exchange for free rent of a month and a half at the Victoria location. Depreciation was calculated up to date of sale.

         -----------------------------------------------------------------------
                                                       2000
                                                    Accumulated        Net Book
                                     Cost           Depreciation         Value
         -----------------------------------------------------------------------

         Manufacturing equipment       $75,757          $26,602        $49,155
         Trailer                         1,510              770            740
         Computer hardware               1,039              530            509
         Furniture and fixtures          3,087              769          2,318
         Office equipment                  534              192            342
         -----------------------------------------------------------------------
                                       $81,927          $28,863        $53,064
         -----------------------------------------------------------------------

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)
--------------------------------------------------------------------------------


7.       COMPREHENSIVE (LOSS) INCOME

         -----------------------------------------------------------------------
                                          2001            2000          1999
         -----------------------------------------------------------------------

         Net income (loss)               $(233,955)      $138,971      $102,848
         Other comprehensive
            income (loss)                  (22,003)        (8,516)        7,053
         -----------------------------------------------------------------------

         Comprehensive (loss) income     $(255,958)      $130,455      $109,901
         -----------------------------------------------------------------------

8.       INCOME TAX

         Total income tax expense differs from the amounts computed by applying the combined Canadian federal and provincial statutory rate of 44.62% to income before income taxes. The income to which this is applied is as follows:

         -------------------------------------------------------------------------------
                                                     2001         2000           1999
         -------------------------------------------------------------------------------

         Income (loss) before income tax
           per entity
            Flexible Solutions International Inc. $(396,470)          $0      $(10,766)
            Flexible Solutions Ltd.                  262,779     229,856        180,922
         -------------------------------------------------------------------------------

         Consolidated income (loss) before
           income tax                              (133,691)     229,856        170,156
         Permanent Difference:
           Stock option benefit                      256,076           0              0
         Other                                                                        0
           Stock issued for services                 140,000           0              0
           Miscellaneous                                 394           0              0
         -------------------------------------------------------------------------------

         Taxable income                             $262,779    $229,856       $170,156
         -------------------------------------------------------------------------------


FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)
--------------------------------------------------------------------------------


8.       INCOME TAX (Continued)

         Application of the federal and provincial statutory rate results in the following:

         ------------------------------------------------------------------
                                            2001         2000       1999
         ------------------------------------------------------------------

         Expected tax expense at
           statutory rates                 $117,252     $104,860    $77,625
         Increase (decrease) resulting
           from manufacturing and
           processing deduction            (18,395)     (16,090)   (11,911)
         Other                                1,407        2,115      1,594
         ------------------------------------------------------------------

         Income tax expense                $100,264      $90,885    $67,308
         ------------------------------------------------------------------

         The Company's losses for U.S. income tax purposes are U.S. $30,272 which may be carried forward to apply against future income for U.S. income tax purposes, expiring between 2018 and 2019. The future benefit of these loss carry-forwards has been offset with a full valuation allowance. These losses expire as follows:

         --------------------------------------- --------------------
         Available to                                  Amount
         --------------------------------------- --------------------

         2018                                                $16,858
         2019                                                 13,414
         --------------------------------------- --------------------

                                                             $30,272
         --------------------------------------- --------------------

9.       NET (LOSS) INCOME PER SHARE

         -----------------------------------------------------------------------
                                              Net
                                       Income (Loss)       Shares      Per Share
                                         (Numerator)    (Denominator)    Amount
         -----------------------------------------------------------------------

         2001
         Basic net (loss) per share
         Net loss                          $(233,955)      9,247,949     $(0.03)

         2000
         Basic net income per share
         Net income                         $138,971       9,131,316     $ 0.02

         1999
         Basic net income per share
         Net income                         $102,848       9,131,316     $ 0.01
         -----------------------------------------------------------------------

         There were no preferred shares issued and outstanding for the years ended December 31, 2001, 2000 and 1999.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)
--------------------------------------------------------------------------------


10.      STOCK OPTIONS

         The Company may issue stock options and stock bonuses for common stock of the Company to provide incentives to directors, key employees and other persons who contribute to the success of the Company. The exercise price of the Incentive Options (employees of the Company or its subsidiaries) is not less than the fair market value of the stock at the date of the grant and for non-employees the exercise price is no less than 80% of the fair market value (defined by the most recent closing sale price reported by NASDAQ) on the date of the grant.

         The following table summarizes the Company's stock option activity for the year ended December 31, 2001:

         ------------------------------------------------------------------------------------
                                                                                   Weighted
                                         Number of         Exercise Price           Average
                                           Shares             Per Share        Exercise Price
         ------------------------------------------------------------------------------------

         Granted during year ended
           December 31, 2001                1,898,000        $ 0.25 - $ 3.50          $ 1.47
         Exercised                            (2,000)                 $ 1.00          $ 1.00
         ------------------------------------------------------------------------------------

         Balance, December 31, 2001         1,896,000        $ 0.25 - $ 3.50          $ 1.63
         ------------------------------------------------------------------------------------

         The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options granted to employees, and accordingly, compensation expense of $173,750 was recognized as wages expense. Had compensation expense been determined as provided in SFAS 123 using Black-Scholes option - pricing model, the pro-forma effect on the Company's net loss and per share amounts would have been as follows:

         -----------------------------------------------------------------------
                                            2001            2000           1999
         -----------------------------------------------------------------------

         Net loss, as reported             $(233,955)     $138,971      $102,848
         Net loss, pro-forma                (955,071)      138,971       102,848
         Net loss per share, as reported     $ (0.03)       $ 0.02        $ 0.01
         Net loss per share, pro-forma       $ (0.10)       $ 0.02        $ 0.01
         -----------------------------------------------------------------------

         The fair value of each option grant is calculated using the following weighted average assumptions:

         ----------------------------------------------------- -------------
                                                                2001
         ----------------------------------------------------- -------------

         Expected life (years)                                 3.5
         Interest rate                                         4.00%
         Volatility                                            58.27%
         Dividend yield                                        0.00%
         ----------------------------------------------------- -------------

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)
--------------------------------------------------------------------------------

10.      STOCK OPTIONS (Continued)

         During the year the Company granted stock options to consultants. These options have been recognized applying SFAS 123 using the Black-Scholes option-pricing model which resulted in additional stock promotion, advertising, professional fees, subcontracting and office expenses of $82,326 in the accounts.

11.      CONTINGENCIES

         The Company has been named plaintiff in a lawsuit demanding the return of the share certificate for 100,000 shares of stock originally given to the defendant as payment in advance for services. The services for which the advance was given were never performed or given to the Company, and the Company therefore received no consideration or value for such advance. Return of the share certificate for 100,000 shares was demanded within ten (10) days, namely by August 22, 2001, however, to date remains unreturned.

         On date of issue, January 4, 2001, the share transaction was recorded as shares issued for services at fair market value, a value of $0.80 per share.

12.      SEGMENTED AND SIGNIFICANT CUSTOMER INFORMATION

         The Company operates in a single segment, involving the development and marketing of two lines of energy and water conservation products.

         The first line consists of a liquid swimming pool blanket which saves energy and water by storing evaporation from the pool surface. The second line consists of a food safe powdered form of the active ingredient within the liquid blanket and is designed to be used in still or slow moving drinking water sources.

         The Company's sales in the United States of America and abroad amounted to 5%, 3% and 28.8% for the years ended December 31, 2001, 2000 and 1999 respectively. The remainder were earned in Canada.

         All the Company's long-lived assets are located in Canada. The Company had one major customer, Sunsolar Energy Technologies which comprised 94%, 96% and 70% of total sales for the years ended December 31, 2001, 2000 and 1999 respectively. There were no significant concentrations of credit risk.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Years Ended December 31, 2001, 2000 and 1999
(U.S. Dollars)
--------------------------------------------------------------------------------

13.      COMMITMENTS

         Property and premises leases

         The Company is committed to minimum rental payments for property and premises aggregating approximately $235,202 over the terms of leases expiring September 1, 2003.

         Commitments in each of the next three years are approximately as follows:

         ---------------------------------- ---------------------

         2001                                            $85,528
         2002                                             85,528
         2003                                             64,146
         ---------------------------------- ---------------------

14.      SUBSEQUENT EVENTS

         (a)      Subsequent to the year end, 47,000 common shares were issued.

         (b) In January, 2002, U.S. $29,000 was received upon exercise of options for shares of stock.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Balance Sheets           (Unaudited)
As of June 30
(U.S. Dollars)
----------------------------------------------------------------------------
                                                          2002          2001
----------------------------------------------------------------------------
Assets
Current
  Cash                                                $374,064      $153,109
  Accounts receivable                                  250,287       540,844
  In Trust                                              22,756        25,000
  Short Term Loans                                      23,097             0
  Inventory                                            128,050        86,836
  Income Tax Installments                               57,157        42,745
  Prepaid expenses                                      14,148          3459
----------------------------------------------------------------------------
Total Current Assets                                   869,560       851,993
Investments                                            913,307
Property and Equipment                                  76,213        66,289
----------------------------------------------------------------------------
Total Assets                                        $1,859,080      $918,282
----------------------------------------------------------------------------


Liabilities
Current
  Accounts payable                                      16,377        64,419
  Accrued liabilities                                   49,917        61,628
  Income tax payable                                    42,095       151,313
----------------------------------------------------------------------------
Total Current Liabilities                              108,389       277,360
----------------------------------------------------------------------------
Stockholders' Equity
Capital Stock
Authorized
50,000,000 Common shares with a par value of $0.001 each
 1,000,000 Preferred shares with a par value of $0.01 each
Issued
 10,025,816 & 9,233,816 Common shares                   10,026         9,233
Capital in Excess of Par Value                       1,704,568       164,378
Other Comprehensive Income (Loss)                      (17,196)        5,106
Retained Earnings                                       53,293       462,205
----------------------------------------------------------------------------
                                                     1,750,691       640,922
----------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity          $1,859,080      $918,282

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statement of Operations      (Unaudited)
Quarters Ended June 30
(U.S. Dollars)
----------------------------------------------------------------------------
                                                          2002          2001
----------------------------------------------------------------------------
Sales                                                 $665,245      $808,025
Cost of Sales (Exclusive of Depreciation)              351,048       459,836
----------------------------------------------------------------------------
Gross Profit                                           314,197       348,189
----------------------------------------------------------------------------
Operating Expenses
  Wages                                                 75,449        47,564
  Bad Debt Expense                                          64             0
  Administrative salaries and benefits                  47,012        18,638
  Advertising                                            3,054         1,308
  Professional fees                                      2,545        15,797
  Subcontracting                                         9,642         4,987
  Shipping                                               2,434         3,850
  Rent                                                  13,664         6,683
  Travel                                                 2,725         1,414
  Office                                                 2,672         2,209
  Telecommunications                                     2,677         2,193
  Commission                                                 0           266
  Utilities                                              1,950             0
  Entertainment                                            829             0
  Stock promotion and transfer agent fees               54,477         2,737
  Insurance                                              1,061             0
  Miscellaneous                                          7,402         1,706
  Water$avr                                                175           654
  Depreciation                                           4,425         2,884
----------------------------------------------------------------------------
                                                       232,257       112,890
----------------------------------------------------------------------------
Income Before Income Tax                                81,940       235,299
Income Tax                                              59,678        89,414
----------------------------------------------------------------------------
Net Income                                             $22,262      $145,885
----------------------------------------------------------------------------
Earnings Per Share                                       $0.00         $0.02
----------------------------------------------------------------------------
Weighted Average Number of Shares                    9,893,728     9,232,966
----------------------------------------------------------------------------
FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statement of Operations     (Unaudited)
Six Months Ended June 30
(U.S. Dollars)
----------------------------------------------------------------------------
                                                          2002          2001
----------------------------------------------------------------------------
Sales                                               $1,041,865    $1,159,472
Cost of Sales (Exclusive of Depreciation)              538,458       575,591
----------------------------------------------------------------------------
Gross Profit                                           503,407       583,881
----------------------------------------------------------------------------
Operating Expenses
  Wages                                                107,204        72,345
  Bad Debt Expense                                        -346             0
  Administrative salaries and benefits                  72,026        31,802
  Advertising                                           18,382         2,828
  Professional fees                                     29,497        20,010
  Subcontracting                                        15,677        10,616
  Shipping                                               5,598         5,762
  Rent                                                  29,437        10,971
  Travel                                                10,336         9,868
  Office                                                 7,564         3,799
  Telecommunications                                     4,934         2,746
  Commission                                                 0           444
  Utilities                                              4,290             0
  Entertainment                                          1,190             0
  Stock promotion and transfer agent fees               58,297         8,208
  Insurance                                              2,288             0
  Miscellaneous                                         12,403         3,068
  Water$avr                                                175           654
  Depreciation                                           8,613         5,568
----------------------------------------------------------------------------
                                                       387,566       188,689
----------------------------------------------------------------------------
Income Before Income Tax                               115,841       395,192
Income Tax                                              72,560       150,173
----------------------------------------------------------------------------
Net Income                                             $43,281      $245,019
----------------------------------------------------------------------------
Earnings Per Share                                       $0.00         $0.03
----------------------------------------------------------------------------
Weighted Average Number of Shares                    9,645,601     9,229,797

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statement of Cash Flow        (Unaudited)
Quarters Ended June 30
(U.S. Dollars)

----------------------------------------------------------------------------
                                                          2002          2001
----------------------------------------------------------------------------
Operating Activities
  Net income                                    $22,262        $145,885

  provided by (used in) operating activities
    Depreciation                                  4,425           2,884
  Changes in non-cash working capital
    Accounts receivable                         165,272        (129,721)
    Notes receivable                               (277)              0
    Inventory                                     5,571          33,151
    Prepaid expenses & deposits                  (5,529)           (965)
    Short Term Loans                            (13,482)              0
    Income Tax Installments                     (29,704)        (42,745)
    Accounts payable & accrued liabilities      (91,696)        110,889
    Income tax payable                           50,584          (1,184)
------------------------------------------------------------------------
Cash provided (Used in) Operating Activities    107,427         118,194

Investing Activities
  Acquisitions and Equipment                          0          (8,763)
  Investments (US Treasury Bills)              (913,307)              0

Financing Activities
  Funds received for share issues             1,080,108               0

Income Taxes Paid                              -$29,704        -$42,745

Effect of Exchange Rate Changes on Cash          (9,495)          8,099
------------------------------------------------------------------------
Inflow (Outflow) of Cash                        264,733         117,530
Cash, Beginning of Quarter                      109,331          35,579
------------------------------------------------------------------------
Cash, End of Quarter                           $374,064        $153,109
------------------------------------------------------------------------

Flexible Solutions International Inc.
Notes to Consolidated Financials
For the Quarter Ended June 30, 2002

Note 1 Interim Reporting

While the information presented in the accompanying interim six months to June 30, 2002 financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the December 31, 2001 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the company's December 31, 2001 annual financial statements.


Note 2 FASB 123

If FASB 123 was used, Wages and Administrative Benefits would have an additional $127,975 expensed for first quarter and $141,964 expensed for second quarter.

[OUTSIDE BACK COVER OF THE PROSPECTUS]

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.

This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell or a solicitation of any offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date. Notwithstanding the foregoing, the Company has undertaken to amend this Prospectus in the event of any fundamental changes in the affair of the Company.

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Prospectus Summary ......................................................
Risk Factors ............................................................
Use of Proceeds .........................................................
Market for Securities....................................................
Dividend Policy..........................................................
Management's Discussion and Analysis of
    Results of Operation and Financial Condition.........................
Our Business ............................................................
Management ..............................................................
Indemnification .........................................................
Security Ownership of Certain Beneficial
    Owners and Management ...............................................
Description of Securities ...............................................
Selling Shareholder .....................................................
Plan of Distribution ....................................................
Selling Security Holders ................................................
Legal Matters ...........................................................
Experts .................................................................
Additional Information ..................................................
Index to Financial Statements ...........................................

UNTIL ____________, 2002 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION DESCRIBED HEREIN, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THE OFFERING HEREIN.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of directors and officers.

Reference  is hereby  made to the  provisions  of  Section  78.03 and  78.378 to
78.3793 of the Nevada Revised Statutes which provides for indemnification of directors and officers under certain circumstances.

Reference is hereby made to Article V and VI of Registrant's Articles of Incorporation which is hereby incorporated by reference.

Reference is hereby made to Article VI of Registrant's By-laws which is hereby incorporated by reference.

Item 25. Other expenses of issuance and distribution

The following table sets forth the expenses in connection with the issuance and distribution of the securities offered hereby.

         ------------------------------------------------------- ----------
         Registration Fee                                        $518
         ------------------------------------------------------- ----------
         Estimated Printing Expenses                             $500
         ------------------------------------------------------- ----------
         Legal Fees and Expenses                                 $25,000
         ------------------------------------------------------- ----------
         Estimated Accounting Fees and Expenses                  $1,000
         ------------------------------------------------------- ----------
         Blue Sky Fees and Expenses                              $0
         ------------------------------------------------------- ----------
         Estimated Transfer Agent Fees and Expenses              $200
         ------------------------------------------------------- ----------
         Estimated Misc.                                         $1,000
         ------------------------------------------------------- ----------
         Total                                                   $28,218
         ------------------------------------------------------- ----------


Item 26. Recent sales of unregistered securities.

The following provides information of all sales of securities that were not registered under the Securities Act of 1933 during the last three years.

In January 2001 we issued 100,000 shares of our common stock to Equity Trust for services to be rendered. Such shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. Such shares were issued pursuant to an investment letter under which the shareholder acknowledged that the shares were restricted securities and would not be sold without registration or an exemption from registration. The certificate for such shares contained a legend restricting transfer without such registration or exemption and a stop transfer order was lodged against the shares with our transfer agent.

In July 2001 we issued 30,000 shares of our common stock to Patrick Grant, an employee, for services for the period from July 1, 2001 to December 31, 2001. Such shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. Such shares were issued pursuant to an investment letter under which the shareholder acknowledged that the shares were restricted securities and would not be sold without registration or an exemption from registration. The certificate for such shares contained a legend restricting transfer without such registration or exemption and a stop transfer order was lodged against the shares with our transfer agent.

In January 2002 we issued 30,000 shares of our common stock to Patrick Grant, an employee, for services for the period from January 1, 2002 to June 30, 2002. Such shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. Such shares were issued pursuant to an investment letter under which the shareholder acknowledged that the shares were restricted securities and would not be sold without registration or an exemption from registration. The certificate for such shares contained a legend restricting transfer without such registration or exemption and a stop transfer order was lodged against the shares with our transfer agent.

In April 2002 we sold 400,000 shares of our common stock in a private placement to managed accounts of Sprott Asset Management, Inc. for $2.50 per share. Such shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. Such shares were issued pursuant to an investment letter under which the shareholder acknowledged that the shares were restricted securities and would not be sold without registration or an exemption from registration. The certificate for such shares contained a legend restricting transfer without such registration or exemption and a stop transfer order was lodged against the shares with our transfer agent.

In July 2002 we sold 1,400,000 shares of our common stock in a private placement to managed accounts of Sprott Asset Management, Inc. and 428,600 shares to Pictet Global Sector Fund for $3.50 per share. Such shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. Such shares were issued pursuant to an investment letter under which the shareholder acknowledged that the shares were restricted securities and would not be sold without registration or an exemption from registration. The certificate for such shares contained a legend restricting transfer without such registration or exemption and a stop transfer order was lodged against the shares with our transfer agent.

Item 27. Exhibits.

Exhibit No. Description

3.1 Articles of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form 10-SB filed February 22, 2000).

3.2 Bylaws of the Registrant (Incorporated by reference to Exhibit 3.2 Registrant's Registration Statement on Form 10- SB-2 filed February 22,2000).

5.1      Opinion of counsel

23       Consent of counsel is contained in Exhibit 5.1

23.1     Consent of Independent Chartered Accountants.

Item 28. Undertakings.

         A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         B.  The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                  (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining any liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

II-3

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Victoria, British Columbia, Canada on September 16, 2002.

                                   FLEXIBLE SOLUTIONS INTERNATIONAL, INC.



                                   By:s/DAN O'BRIEN
                                      ------------------------------------------
                                   Dan O'Brien
                                   President


Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Signature                Title                          Date
---------                -----                          ----

s/DAN O'BRIEN            President, Chairman,           September 16, 2002
---------------          Director
Dan O'Brien              (Principal executive
                         officer and Principal
                         Accounting Officer)


s/ROBERT O'BRIEN         Director                       September 16, 2002
----------------
Robert O'Brien

s/JOHN BIENTJES          Director                       September 16, 2002
---------------
John Bientjies




















                                       24